Filed Pursuant to Rule 253(g)(2)

File No. 024-11246

SUPPLEMENT NO. 2 DATED OCTOBER 12, 2021

TO THE OFFERING CIRCULAR DATED FEBRUARY 12, 2021

Sugarmade, Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

sugarmade.com

750 Royal Oaks Dr., Suite 108, Monrovia, CA 91016

(888) 982-1628

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

0000919175	94-3008888
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

EXPLANATORY NOTE

This document (the “Supplement”) supplements, and should be read in conjunction with, the Offering Circular of Sugarmade, Inc. (“Sugarmade,” the “Company,” “we,” “us,” or “our”) dated February 12, 2021 (“Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The Offering Circular dated February 12, 2021 is available HERE, as supplemented HERE.

The purpose of this Supplement is to disclose that we have determined to reduce the offering price per share of the Company’s Common Stock from $0.0018 per share to $0.0012 per share.

We have amended and restated the following sections of the Offering Circular to describe this reduced offering price.

COVER PAGE

Sugarmade, Inc.

750 Royal Oaks Dr., Suite 108,

Monrovia, CA 91016

Maximum offering of up to 3,000,000,000 Shares

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer(2)
Per share	$0.0012	$-	$0.0012
Total Maximum(1)	$5,088,000.00	$-	$5,088,000.00

(1)	As of October 12, 2021, the Company has sold (i) 300,000,000 shares of Common Stock at the original purchase price of $0.0015 per share for proceeds of $550,000; and (ii) 2,330,000,001 shares of Common Stock at the previous purchase price of $0.0018 per share for proceeds of $4,194,000, for total combined proceeds of $4,644,000. Total Maximum Offering includes proceeds from all shares of Common Stock previously sold described above, and assumes the remaining 369,999,999 shares are sold at the new offering price of $0.0012 per share for additional proceeds of $444,000.00.

(2)	Does not include expenses of the Offering. The Company expects that the amount of expenses of the Offering that it will pay will be approximately $23,500.

This is a public offering of up to $5,088,000 worth of shares of Common Stock of Sugarmade, Inc. at a price of $0.0012.

Our Common Stock currently trades on the OTC Pink market under the symbol “SGMD” and the closing price of our Common Stock on October 11, 2021 was $0.0018. Our Common Stock currently trades on a sporadic and limited basis.

This offering is being conducted on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold in this offering. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds. Offers and sales of our common stock will be made by our management who will not receive any commissions or other remunerations for their efforts. We reserve the right to engage the services of a registered broker-dealer who will offer, sell and process the subscriptions for our common stock, although we do not presently expect to engage such selling agent. If any broker-dealer or other agent/person is engaged to sell our common stock, we will file a post-qualification amendment to the offering statement of which this offering circular forms a part disclosing the names and compensation arrangements prior to any sales by such persons. See “Plan of Distribution” in this offering circular. The proceeds of the offering will be disbursed to us and the purchased shares will be disbursed to the investors. If the offering does not close, for any reason, the proceeds for the offering will be promptly returned to investors without interest.

The offering will terminate on the earlier of: (i) the date when the sale of all shares is completed, or (ii) 360 days from the effective date of this document. There is no escrow established for this Offering.

See “Risk Factors” to read about factors you should consider before buying shares of Common Stock.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

This Offering Circular is following the offering circular format described in Part II (a)(1)(ii) of Form 1-A.

DILUTION

Purchasers of our Common Stock in this offering will experience an immediate dilution of net tangible book value per share from the public offering price. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares of Common Stock and the net tangible book value per share immediately after this offering.

The following table sets forth the estimated net tangible book value per share after the offering and the dilution to persons purchasing Common Stock based on the foregoing minimum and maximum offering assumptions based on an offering price of $0.0012 per share for a maximum raise of $5,088,000. The numbers are based on the total issued and outstanding shares of Common Stock as of October 12, 2021 and the balance sheet as of June 30, 2021.

	25%	50%	75%	100%
Net Value	6,173,874	7,501,374	8,828,874	10,156,374
# Total Shares	9,430,367,684	10,180,367,684	10,930,367,684	11,680,367,684
Net Book Value Per Share	0.0007	0.0007	0.0008	0.0009
Increase (decrease) in NBV/Share	$(0.0011)	$(0.0011)	$(0.0010)	$(0.0009)
Dilution to new shareholders	$0.0005	$0.0005	$0.0004	$0.0003
Percentage Dilution to New	45.44%	38.60%	32.69%	27.54%

USE OF PROCEEDS

The following Use of Proceeds is based on estimates made by management. The Company planned the Use of Proceeds after deducting estimated offering expenses estimated to be $23,500. Management prepared the milestones based on three levels of offering raise success: 25% of the Maximum Offering proceeds raised ($1,272,000), 50% of the Maximum Offering proceeds raised ($2,544,000), 75% of the Maximum Offering proceeds raised ($3,816,000) and the Maximum Offering proceeds raised of ($5,088,000) through the offering. The costs associated with operating as a public company are included in all our budgeted scenarios and management is responsible for the preparation of the required documents to keep the costs to a minimum.

Although we have no minimum offering, we have calculated used of proceeds such that if we raise 25% of the offering is budgeted to sustain operations for a twelve-month period. 25% of the Maximum Offering is sufficient to keep the Company current with its public listing status costs with prudently budgeted funds remaining which will be sufficient to complete the development of our marketing package. If the Company were to raise 50% of the Maximum Offering, then we would be able to expand our marketing outside the US. Raising the Maximum Offering will enable the Company to implement our full business. If we begin to generate profits, we plan to increase our marketing and sales activity accordingly.

The Company intends to use the proceeds from this offering as follows:

	If 25% of the Offering is Raised	If 50% of the Offering is Raised	If 75% of the Offering is Raised	If 100% of the Offering is Raised
Net Proceeds	$1,248,500	$2,520,500	$3,792,500	$5,064,500
Acquisition of Real Estate and Cannabis Licenses*	$499,400	$1,008,200	$1,517,000	$2,025,800
Capital Expenditures	$436,975	$882,175	$1,327,375	$1,772,575
Working Capital	$312,125	$630,125	$948,125	$1,266,125

*We are planning to use the proceeds from this Offering will be utilized for the expansion of cannabis-related business opportunities, where permitted and licensed within the State of California. These opportunities could include: 1) the purchase of real estate where cultivation and manufacturing of cannabis and cannabis products are permissible, 2) investment in cannabis cultivation, manufacturing and distribution license, including licenses that will permit the operation of delivery services, 3) acquisition of companies currently operating cannabis delivery services, 4) investment in partnerships with companies presently operating cannabis delivery services, and 5) investment in related infrastructure to create vertical integration and synergies between cultivation, manufacturing and distribution business to facilitate across the board cost reductions with the aim to boost profit margins and maximize shareholder value.

We do not have plans to purchase an extraction facility at this time - however, we may consider purchasing one in the future and including a Cannabis Microbusiness License.

A Cannabis Microbusiness is a business that engages in at least 3 of the following 4 activities:

●	Cultivation (area less than 10,000 square feet)

●	Manufacturing (level 1), Manufacturing (level 6)

●	Distribution

●	Retail

PLAN OF DISTRIBUTION

The Offering will be sold by our officers and directors.

This is a self-underwritten offering and there can be no assurance that all of any of the shares of Common Stock offered will be subscribed. If less than the maximum proceeds are available to us, our development and prospects could be adversely affected. The subscriptions, once received, are irrevocable.

This Offering Circular is part of an exemption under Regulation A that permits our officers and directors to sell our shares of Common Stock (the “Shares”) directly to the public in those jurisdictions where the Offering Circular is approved, with no commission or other remuneration payable for any Shares sold. There are no plans or arrangements to enter into any contracts or agreements to sell the Shares with a broker or dealer. After the qualification by the Commission and acceptance by those states where the offering will occur, the Officer and Directors intends to advertise through personal contacts, telephone, and hold investment meetings in those approved jurisdictions only. We do not intend to use any mass-advertising methods such as the Internet or print media. Officers and Directors will also distribute the prospectus to potential investors at meetings, to their business associates and to his friends and relatives who are interested the Company as a possible investment, so long as the offering is an accordance with the rules and regulations governing the offering of securities in the jurisdictions where the Offering Circular has been approved. In offering the securities on our behalf, the Officers and Directors will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Terms of the Offering

The Company is offering on a best-efforts, self-underwritten basis a maximum of up to 3,000,000,000 shares of its Common Stock as described in this Offering Circular. As of October 12, 2021, we are offering our Common Stock at a price of $0.0012 per share. The price shall be fixed for the duration of the offering, unless an amendment or supplement, as applicable, is properly filed with the Commission. There is no minimum investment required from any individual investor. The shares are intended to be sold directly through the efforts of our officers and directors. The shares are being offered for a period not to exceed 360 days. The offering will terminate on the earlier of: (i) the date when the sale of all shares is completed, or (ii) 360 days from the effective date of this document. For more information, see the section titled “Plan of Distribution” and “Use of Proceeds” herein.

We cannot assure you that all of the Shares offered under this offering circular will be sold. No one has committed to purchase any of the Shares offered. Therefore, we may sell only a nominal amount of Shares, in which case our ability to execute our business plan might be negatively impacted. We reserve the right to withdraw or cancel this offering and to accept or reject any subscription in whole or in part, for any reason or for no reason. Subscriptions will be accepted or rejected promptly. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions.

We will sell the Shares in this Offering through our officers and directors, who intend to offer them using this Offering Circular and a subscription agreement as the only materials to offer potential investors. The officers and directors that offer Shares on our behalf may be deemed to be underwriters of this offering within the meaning of Section 2(11) of the Securities Act. The officers and directors engaged in the sale of the securities will receive no commission from the sale of the Shares nor will they register as broker-dealers pursuant to Section 15 of the Exchange Act in reliance upon Rule 3(a)4-1. Rule 3(a)4-1 sets forth those conditions under which a person associated with an issuer may participate in the Offering of the issuer’s securities and not be deemed to be a broker-dealer. Our officers and directors satisfy the requirements of Rule 3(a)4-1 in that:

● They are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act, at the time of his or her participation;

● They are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

● They are not, at the time of their participation, an associated person of a broker-dealer; and

● They meet the conditions of Paragraph (a)(4)(ii) of Rule 3(a)4-1 of the Exchange Act, in that they (A) primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) are not brokers or dealers, or an associated person of a broker or dealer, within the preceding 12 months; and (C) do not participate in selling and offering of securities for any issuer more than once every 12 months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

As long as we satisfy all of these conditions, we believe that we satisfy the requirements of Rule 3(a)4-1 of the Exchange Act.

As our officers and directors will sell the Shares being offered pursuant to this offering, Regulation M prohibits us and our officers and directors from certain types of trading activities during the time of distribution of our securities. Specifically, Regulation M prohibits our officers and directors from bidding for or purchasing any common stock or attempting to induce any other person to purchase any common stock, until the distribution of our securities pursuant to this offering has ended.

Transfer Agent and Registrar

West Coast Stock Transfer, Inc. (“Transfer Agent”) is our transfer agent and registrar for our common stock in this Offering.

The Transfer Agent’s address is 721 Vulcan Ave., First Floor, Encinitas, CA and its telephone number is (619) 664-4780.

We will pay certain itemized fees to the Transfer Agent for these transfer agent services, including (i) $2,000 for the first closing of this Offering and $1,000 per additional closing of this Offering to cover transfer agent closing costs and (ii) an ongoing account maintenance fee per month depending on the number of holder accounts as set forth below to cover the administration of services in accordance with that certain Transfer Agent and Registrar Agreement, dated February 10, 2020, between Transfer Agent and the Company:

Stock Certificates

Ownership of the Shares will be “book-entry” only form, meaning that ownership interests shall be recorded by the Transfer Agent, and kept only on the books and records of Transfer Agent. There will be no cost to the Subscriber to hold the shares, in book entry, on the books of the company. No physical certificates shall be issued, nor received, by Transfer Agent or any other person. The Transfer Agent records and maintains securities of Company in book-entry form only. Book-entry form means the Transfer Agent maintains shares on an investor’s behalf without issuing or receiving physical certificates. Securities that are held in un-certificated book-entry form have the same rights and privileges as those held in certificate form, but the added convenience of electronic transactions (e.g. transferring ownership positions between a broker-dealer and the Transfer Agent), as well as reducing risks and costs required to store, manage, process and replace lost or stolen securities certificates. Transfer Agent shall send out email confirmations of positions and notifications of changes “from” Company upon each and every event affecting any person’s ownership interest, with a footer referencing Transfer Agent.

ERISA Considerations

Special considerations apply when contemplating the purchase of Shares of our common stock on behalf of employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts (“IRAs”) and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA, and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”). A person considering the purchase of the Shares on behalf of a Plan is urged to consult with tax and ERISA counsel regarding the effect of such purchase and, further, to determine that such a purchase will not result in a prohibited transaction under ERISA, the Code or a violation of some other provision of ERISA, the Code or other applicable law. We will rely on such determination made by such persons, although no Shares of our common stock will be sold to any Plans if management believes that such sale will result in a prohibited transaction under ERISA or the Code.

Foreign Regulatory Restrictions on Purchase of the Shares

We have not taken any action to permit a public offering of our Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of Shares and the distribution of the prospectus outside the United States.

Investment Amount Limitations

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

As a Tier 2, Regulation A offering, investors must comply with the 10% limitation to investment in the offering. The only investor in this offering exempt from this limitation is an accredited investor, an “Accredited Investor,” as defined under Rule 501 of Regulation D. If you meet one of the following tests you should qualify as an Accredited Investor:

(i) You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii) You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Shares (please see below on how to calculate your net worth);

(iii) You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv) You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000;

(v) You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, as amended, or the Investment Company Act, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi) You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii) You are a trust with total assets in excess of $5,000,000, your purchase of Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Shares; or

(viii) You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

Procedures for Subscribing

After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, if you decide to subscribe for any Shares in this Offering, you should:

Go to the Investor Relations page of our website at www.sugarmade.com and click on the “Invest” button (our website will redirect you, as an investor, via the “Invest” button to our online platform landing page on the website) and follow the links and procedures as described on the website to invest or email Invest@Sugarmade.com.

1. Electronically receive, review, execute and deliver to us a Subscription Agreement; and

2. Deliver funds via ACH or wire transfer (or by such alternative payment method as may be indicated on our online platform) for the amount set forth in the Subscription Agreement directly to an account designated by the Company.

The website will direct interested investors to receive (upon their acknowledgement that they have had the opportunity to review this Offering Circular), review, execute and deliver subscription agreements electronically.

Any potential investor will have ample time to review the Subscription Agreement, along with their counsel, prior to making any final investment decision. We will not accept any money until the SEC declares the Offering Statement of which this Offering Circular forms a part as qualified.

We anticipate that we may hold one or more closings for purchases of the Shares until the offering is fully subscribed or we terminate the Offering. Participating broker-dealers will submit a subscriber’s form(s) of payment generally by noon of the next business day following receipt of the subscriber’s subscription agreement and form(s) of payment.

You will be required to represent and warrant in your subscription agreement that you are an accredited investor as defined under Rule 501 of Regulation D or that your investment in the shares of common stock does not exceed 10% of your net worth or annual income, whichever is greater, if you are a natural person, or 10% of your revenues or net assets, whichever is greater, calculated as of your most recent fiscal year if you are a non-natural person. By completing and executing your subscription agreement you will also acknowledge and represent that you have received a copy of this Offering Circular, you are purchasing the shares of common stock for your own account and that your rights and responsibilities regarding your shares of common stock will be governed by our chart and bylaws, each filed as an exhibit to the Offering Circular of which this Offering Circular is a part.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to an account designated by the Company, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your Net Worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Shares.

In order to purchase Shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company’s satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.